Avenue Securities LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended December 31, 2023

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-70079

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AVENUE SECURITIES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2601 S BAYSHORE DRIVE SUITE 1100
(No. and Street)

MIAMI	FL	33133
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Roberto L. Lee	786-220-7233	Roberto.lee@avenue.us
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roberto L. Lee, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AVENUE SECURITIES LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF FLORIDA
YESENIA AVILA
Commission # HH 303821
Expires August 22, 2026

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Avenue Securities LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Avenue Securities LLC (the "Company") as of December 31, 2023, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
February 06, 2024

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS		
Cash and cash equivalents	$	3,754,840
Receivable from clearing broker		868,768
Deposit with clearing broker		500,917
Fixed assets and leasehold improvements, net		-
Other accounts with clearing broker		682,935
Prepaid expenses and other assets		860,135
TOTAL ASSETS	$	6,667,595
LIABILITIES AND MEMBER'S EQUITY		
Related party payable	$	922,536
Payable to clearing broker		23,852
Accounts payable and accrued expenses		851,958
Total Liabilities		1,798,346
Member's Equity		4,869,249
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,667,595

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC.)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023

Revenues	
Commissions	$ 4,754,803
Interest on customer accounts	7,984,377
Riskless principal transactions	5,002,493
Other income	1,060,820
Total Revenues	18,802,493
Expenses	
Compensation expense	5,297,613
Technology and data	3,544,901
Occupancy	518,831
Clearance fees	2,265,786
Professional fees	565,161
Advertising and marketing	1,075,874
Finders fees	2,732,085
Regulatory and exchange fees	93,957
Other expenses	1,911,083
Total Expenses	18,005,291
Net income	$ 797,202

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC.)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2023

	Member's Equity
Balance - December 31,2022	$ 2,072,047
Member Contributions	2,000,000
Net income	797,202
Balance - December 31, 2023	$ 4,869,249

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 797,202
Adjustments to reconcile net income to cash and cash equivalents provided by operating activities:	
Depreciaiton expense	27,991
Realized (gains) loss on disposition of fixed assets	296,907
Increase in prepaid expenses and other assets	(711,548)
Increase in receivable from clearing brokers	(306,332)
Increase in other clearing brokers accounts	(345,679)
Increase in accounts payable and accrued expenses	238,826
Increase in related party payable	357,839
Net cash and cash equivalents provided by operating activities	355,206
CASH FLOWS FROM INVESTING ACTIVITIES:	
Net cash and cash equivalents used by investing activities	0
CASH FLOWS FROM FINANCING ACTIVITIES:	
Cash capital contributions	2,000,000
Net cash and cash equivalents provided by financing activities	2,000,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,355,206
Cash and cash equivalents at December 31, 2022	1,399,634
Cash and cash equivalents at December 31, 2023	$ 3,754,840
SUPPLEMENTAL CASH FLOWS DISCLOSURES:	
Income taxes paid	0
Interest paid	0

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

1. Organization and Nature of Business Activity

Avenue Securities LLC (the "Company") is a Limited Liability Company formed in the State of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is wholly-owned by Avenue Holdings Inc (the "Member").

The Company received its FINRA approval for membership on November 8, 2018. The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The Company has agreed to limit its business to brokering corporate securities through its clearing firm on a fully disclosed basis. The Company also is an introducing broker/dealer on a riskless basis. The Company's customers are primarily international.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

The Company earns commissions by way of 1) trade executions for its customers; 2) income from risk-less principal trades; and 3) interest on customer balances. Income (and the recognition of related income and expenses) is recorded on a settlement date basis, generally the second business day following the transaction date. Any receivable for such transactions is evaluated by management for collectability. There is no material difference from trade date basis as required by generally accepted accounting principles ("GAAP").

B. Cash and cash equivalents

The Company maintains its cash in bank deposit accounts and bank certificate of deposits, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to cash The cash equivalent balance of $2,711,474 is not covered by FDIC.

2. Summary of Significant Accounting Policies – (continued)

C. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

D. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated in the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2023, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

E. Prepaid Bonus

During the year ended December 31, 2023, a deal between the Grandparent of the Company and a large international banking institution concluded. The contract provided for the payment of a 50% retention bonus of $764,093 paid to key personnel of the Company which is reflected in prepaid expenses on the Statement of Financial Condition. The Company expects to make another 50% payment within the next twelve months. This retention bonus is tied to a 2-year retention period, whereas, the Company shall be reimbursed if key personnel leave before the end of the retention period.

3. Income Taxes

No provision for Federal and state income taxes has been made since the Company is a disregarded entity. As a single member limited liability company, the member is individually liable for the taxes on the Company's income or loss.

4. Commitments and Contingencies

The Company had no underwriting commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2023 or during the year then ended.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of institutional investors. The Company's transactions are introduced to a clearing broker/dealer.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

6. Net Capital Requirement

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company's net capital of $3,761,507 which was $3,511,507 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.47 to 1.

7. Reserve Requirement Computation and Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not required to compute Reserve Requirements nor are they subject to the Possession or Control Requirements under SEC Rule 15c3-3.

8. Subsequent Events

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

9. Receivable/Payable from/to Clearing Broker

The Company has a brokerage agreement with Apex Clearing LLC ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. Pursuant to the clearing agreement, the Company introduces all of its customers' securities transactions to its Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts. As of December 31, 2023, the receivable from Apex Clearing LLC of $868,768 was pursuant to this clearance agreement and the Company owes $23,852 to the Clearing Broker.

10. Deposit with Clearing Broker

The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2023 was $500,917.

11. Related Party Transactions

The Company operates under an agreement with affiliates known as the Services Agreement , which was executed on March 1, 2020 and has a term of one year. The Service Agreement identifies expenses shared by Avenue Services, a subsidiary of the Member, which are reimbursed by the Company. The Services Agreement identifies indirect shared expenses such as: office space, telecommunication and internet services, payroll processing fees, and bond (insurance) coverage costs to be shared by the Company, and identifies direct costs such as employee compensation which are to be shared by the Company, payable in monthly payments to Avenue Services. Total costs related to the Services Agreement amount to $10,249,265 for the year ended December 31, 2023 and a payable of $922,536 for identified shared expenses. These expenses have been reflected on the Statement of Income in the appropriate categories. If the Company does not provide a 6 month notice before the completion of a 1-year term, the Service Agreement will automatically be renewed for an additional 1-year term.

12. Fixed Assets

The Company disposed of its fixed assets during the year ended December 31, 2023 and realized a loss of $296,907 reflected in other expenses on the Statement of Income. Depreciation Expense of $27,991 was recognized for the year ended December 31, 2023.

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2023

NET CAPITAL:		
Member's equity		$ 4,869,249
Less non-allowable assets and deductions:		
Prepaid expenses and other non-allowables	$ 860,135	
		860,135
Net capital before haircuts on securities positions		4,009,114
Less: Haircuts on securities		247607
NET CAPITAL		$ 3,761,507
AGGREGATE INDEBTEDNESS		$ 1,774,517
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)		$ 118,301
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 250,000
MINIMUM NET CAPITAL REQUIRED		$ 250,000
EXCESS NET CAPITAL ($3,761,507 - $250,000)		$ 3,511,507
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$ 1,774,517 / $ 3,761,507	0.47 TO 1

There was no material difference between the computation of Net Capital presented above and the Company's most recently filed Form X-17a-5, Part IIA as of December 31, 2023

AVENUE SECURITIES LLC
(A WHOLLY-OWNED SUBSIDIARY OF AVENUE HOLDINGS INC.)
SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/ DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2023

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

Avenue Securities LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2023

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Avenue Securities LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Avenue Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Avenue Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Avenue Securities LLC stated that Avenue Securities LLC met the identified exemption provisions throughout the year ended December 31, 2023 without exception. Avenue Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Avenue Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DCPA

DCPA

Century City, California
February 06, 2024

AVENUE

Assertions Regarding Exemption Provisions

We, as members of management of Avenue Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

<u>Identified Exemption Provision:</u>

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

<u>Statement Regarding Meeting Exemption Provision:</u>

The Company met the identified exemption provision without exception throughout the year ended December 31, 2023.

Avenue Securities LLC

By:

____

Roberto Lee, CEO

Avenue Securities LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2023

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Member of Avenue Securities LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Avenue Securities LLC and the SIPC, solely to assist you and SIPC in evaluating Avenue Securities LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Avenue Securities LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Avenue Securities LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Avenue Securities LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DCPA

Century City, California
February 06, 2024

Avenue Securities LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2023

		Amount
Total assessment	$	24,825
SIPC-6 general assessment		
Payment made on July 28, 2023		(12,185)
SIPC-7 general assessment		
Payment made on January 30, 2024		(12,640)
Total assessment balance		
(overpayment carried forward)	$	-